LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2007	nquint@luselaw.com

June 7, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Todd K. Schiffman

Re:	Northfield Bancorp, Inc. (Registration No. 333-167421)
Request for Withdrawal of Registration Statement on Form S-1

Dear Mr. Schiffman:

We hereby respectfully request on behalf of our client, Northfield Bancorp, Inc., a Delaware corporation (the “Registrant”) the withdrawal of its Registration Statement on Form S-1, as amended (No. 333-167421), as declared effective by the Securities and Exchange Commission on August 6, 2010. The Registrant’s Board of Directors postponed the stock offering relating to this Registration Statement on September 30, 2010 and never subsequently resumed the stock offering, and no securities were sold or will be sold in connection with this Registration Statement.

If the staff has any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 274-2007.

Respectfully,

/s/ Ned Quint

Ned Quint